February 21, 2007

Amanda McManus, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pinpoint Advance Corp. Registration Statement
File No. 333-138110

Dear Ms. McManus:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on January 4, 2007 (the “Staff Letter”) with respect to Amendment No. 2 to the registration statement on Form S-1 (the “Registration Statement”) filed by Pinpoint Advance Corp. (“Pinpoint” or the “Company”) on November 30, 2006. This letter is also written to notify you of certain changes in the structure of the offering, which such changes are reflected in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

We are filing electronically Amendment No. 3, which reflects responses to the Staff’s one remaining comment. However, we also wanted to inform you of additional changes in Amendment No. 3 which reflect a change in the terms of the offering.

Changes in the structure of the offering, as well as changes to the ownership of the Company, are described in Amendment No. 3 and can be summarized as follows:

1.
The offering has been modified from the sale of up to 3,125,000 units at $8.00 per unit to the sale of up to 2,500,000 at a price per unit of $10.00. The over-allotment option has been modified from 468,750 units to 375,000 additional units. The aggregate size of the offering has not changed. The exercise price of the warrants comprising part of the units has been increased from $6.00 to $7.50.

2.
The underwriter’s unit purchase option has been similarly modified from an option to purchase 156,250 units at $8.80 per unit to an option to purchase up to 125,000 units at a price of $11.00 per unit. The exercise price of the underwriter warrants has been increased from $6.00 to $7.50.

3.
The terms of the private placement have been modified. Certain of the officers and directors of the Company were required to purchase 187,500 units at a purchase price of $8.00 per unit immediately prior to consummation of the offering. This obligation now consists of the purchase 1,500,000 warrants to purchase Company common stock at a price of $1.00 per warrant. Again, aggregate proceeds to the Company from the private placement remains the same. The exercise price of these “insider warrants” is $7.50.

4.
Immediately prior to the offering, certain officers and directors of the Company were to make a term loan to the Company in the amount of $234,000 ($384,000 if the over-allotment option was exercised in full). This loan requirement has been removed.

5.	Prior to the offering, the Company was to issue an aggregate of 160,000 warrants to the directors of the Company. This warrant issuance has been eliminated.

6.
In the event the Company must dissolve and liquidate, or in the event any investor were to vote against a business combination and elect to redeem their units for cash, such public investors were expected to receive $8.00 per share, representing the full amount paid for such shares, without any portion of the interest earned on the trust account. Under the new structure as described in Amendment No. 3, investors are expected to receive $9.91 per share, plus their pro rata portion of the interest earned on the trust account, net of (a) amounts released from the trust account to the Company to fund their working capital requirements and (b) taxes payable on the trust account.

7.
In the event the over-allotment is exercised in full, to the extent the funds held in trust are less than $9.91 per unit, the first $114,900 in interest earned on the amount held in the trust account (net of taxes payable) will be used to cover such shortfall to bring the amount held in trust for the benefit of the public shareholders to an aggregate of $28,480,900 ($9.91 per share).

8.	Audited financial statements for the Company’s fiscal year ended December 31, 2006 have been provided.

The following is a response to the Commission’s only comment, which are furnished as supplemental information and not as part of Amendment No. 3. We are providing to you under separate cover three copies of Amendment No. 3, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the previously filed version. For your convenience and to facilitate your review, we have set forth herein the comment contained in the Staff Letter, followed by our response.

Financial Statements and Notes

Note 7 - Warrants and Option to Purchase Common Stock, page F-10

1.
We have read your response to comment four. Item 2.5 of your unit purchase option agreement filed as Exhibit 4.5 states that you will not be required to net cash settle the exercise of the purchase option. Please amend your footnote disclosures to include this statement.

We have amended the first sentence of the third paragraph of Note 7 to state: “The public warrants, the insider warrants, the underwriter’s unit purchase option and the warrants included in the underwriter’s unit purchase option, are not subject to net cash settlement in the event the Company is unable to maintain an effective 1933 Act registration statement.”

If you have any questions or concerns, please contact me at via telephone at 011-972 9-9500245 or via facsimile at 011-972-9-957-0894 or contact either Stuart Neuhauser or Adam Mimeles at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,

/s/ Adiv Baruch

Adiv Baruch
Chief Executive Officer

cc:	Jacob Perry
Ronen Zadok
Yaron Schwalb
Yoav Schwalb
Larry Glassberg
David Wertheimer
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Adam Mimeles, Esq.
Jody Samuels, Esq.